February 16, 2021TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the third fiscal quarter ended January 31, 2021, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“More important than the improved results we show this quarter over the previous quarter, is the continuity of the operational excellence programs which were implemented over a year ago that have resulted in better control and optimization of costs in all areas of the operations, together with the reduction in management salaries” states Salvador Garcia, Chief Operating Officer of the Company. “It is very important  to continue the exploration in the north west and eastern parts of the mine where we have found potential targets, identified after a detailed study of structural geology, in order to maintain our resources. A 6,000 meter drill program has been implemented and it is being matched with a development program of approximately 1,200 meters to cover both zones under exploration. To date, the first holes drilled in both zones have concluded with positive results, proving the continuity of the ore, leading us to begin preparations to exploit this ore quickly.” Mr. Garcia has expressed his optimism to grow the reserves in the short term based on the initial results of the exploration in these two zones of the mine.

San Martin Production	Q3 2021	Q2 2021	Q/Q Change	YTD 2021	YTD 2020	Y/Y Change
Ore Milled (Tonnes)	57,271	56,731	1%	173,101	173,234	-1%
Gold Equivalent Ounces	3,063	2,867	7%	9,194	10,187	-10%
Gold Grade (Grams/Ton)	1.66	1.60	4%	1.66	1.88	-12%
Silver Grade (Grams/Ton)	22.89	21.98	4%	24.74	32.17	-23%
Gold Recovery (%)	88.79	88.5	0	88.68	87.37	2%
Silver Recovery (%)	57.08	56.99	0	56.83	53.99	5%
Gold: Silver Ratio	74.21	75.05		82.48	86.79

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.